November 8, 2006

Kenneth S. Shifrin
Chief Executive Officer
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746-6550

Re: American Physicians Service Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 16, 2006
Registration No. 333-137012

Dear Mr. Shifrin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have received and are currently reviewing your correspondence of October 4, 2006 in response to our prior comment number 1. We will contact you separately with further comments or questions.

2.   We note that you have combined the plan of conversion and the merger into a single proposal on which you will solicit stockholder votes. Please tell us why you believe it is appropriate to bundle these two proposals together, rather than presenting them separately for stockholder votes. We note that the merger will be contingent on approval

of the plan of conversion; however, it is not clear that the two transactions should be considered a single proposal.

Prospectus Cover Page

3.   Please limit your cover page disclosure to 1 page. Move information that is not key to an investment/voting decision off the cover page. For example, the tabular information and related detailed disclosure about adjustment to the conversion formula provided in response to prior comments 4 and 6 should appear in the summary section rather than the cover page. In addition, detailed disclosure about the legal mechanics of the transaction generally is not necessary on the cover page.

4.   Refer to the third paragraph on the cover page. Please describe in more detail how you arrived at the $16.65 closing market price and the 0.205 exchange ratio. This disclosure should appear in the summary, as noted in the preceding comment.

Questions and Answers about the Conversion and Merger, page 1

Why are APSG and APIE proposing the merger?, page 1

5.   We have reviewed your new disclosure in the second bullet point under this heading in response to our prior comment number 11. Please reconcile your statement that the combined company "will have greater revenues, assets and equity" with your disclosure on page 113 that "APSG's earnings could be more volatile as a result of being impacted directly by insurance cycles because . . . [a]fter the merger APSG will consolidate the net income or loss from APIE and thus its earnings will be exposed to swings in insurance industry cycles."

6.   Please revise to quantify any expected benefits and risks of the merger, such as the positive impact on book value per share discussed in the fifth bullet point.

Summary, page10

The Merger, page 12

7.   Refer to the second paragraph on page 13. Please revise to include a summary of additional compensation that will be paid to directors or advisory directors of APIC under the terms of the advisory agreement, as described on page 129.

Regulatory Matters, page 19

8.   We note your new disclosure in the second full paragraph on page 19 that "APIE has been advised by legal counsel in Arkansas that approval by the Arkansas Insurance

Department is not required for the conversion or merger." Please identify counsel in your disclosure and file counsel's consent as an exhibit to the registration statement.

Audited Financial Statements of American Physicians Service Group, Inc., page 30

9.   We note your response to prior comment 91. The amounts reported in your summarized financial information table for APIE as of and for the years ended December 31, 2005, 2004 and 2003 continue to appear to be inconsistent with those amounts you have reported within the included APIE financial statements. Please revise in your amended filing or advise.

Share Repurchase Program, page 34

10.   We have read your response to our prior comment number 36. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please advise us how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M and provide us an analysis of how the repurchases should be treated under Rule 13e-4 and Regulation 14E of the Exchange Act. See *T REIT Inc.* (Letter dated June 4, 2001) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004).

APSG Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 44

11.   We note your response to our prior comment number 40. Please revise the first full paragraph on page 45 to discuss the effect, if any, that physicians' renewing at lower limits of coverage has had on premiums paid to APIE.

First Six Months of 2006 Compared to First Six Months of 2005, page 45

12.   Please expand your discussion in the fifth sentence on page 46 to describe how "timing" caused new business writing to decline for the current quarter versus 2005.

Information about APIE, page 71

13.   Please revise the first full sentence on page 72 to explain whether the $250,000 limit on your exposure is per claim, per insurance policy or relates to some other measure.

The Conversion
Conversion Consideration, page 103

14.   Please describe in more detail the allocation of the 7 million APIC common shares that will be allocated based upon the relative earned premiums attributable to the policyholders. Consider providing an example to illustrate how the number of shares allocated to each policyholder will be determined.

15.   Please disclose any differences between the terms of the Series A redeemable preferred stock of APIC and APIE. Also, please discuss any differences between the APIC Series A preferred stock and the APSG Series A preferred stock.

The Merger
Background of the Merger, page 106

16.   Based on the materials you provided to us supplementally, it appears that Mr. Shifrin and Mr. Heidrick made presentations to the APIE board on April 20, 2006, relating to the management services agreement. Please expand the disclosure on page 109 to briefly summarize these presentations. Similarly, please revise the disclosure on page 110 to briefly summarize Mr. Shifrin's presentation at the APIE board meeting on June 1, 2006.

APIE Considerations Relating to the Merger and the Share Issuance, page 111

17.   Refer to the presentations by Ken Shifrin to APIE Board of Directors dated September 29, 2005 and January 5, 2006, which you provided to us supplementally. The presentations identify several negative factors that are not disclosed. Please tell us why you have omitted those factors from the registration statement.

Opinion of APIE's Financial Advisor, page 114

18.   We note your disclosure in the second paragraph on page 114 that the consideration for the merger was agreed upon "through arms-length negotiations." In light FMI's apparent control over APIE through the management agreement, please tell us why you believe that characterization of the negotiations is accurate. Alternatively, please revise to remove the implication that the negotiations were carried out on an arms-length basis.

Discounted Cash Flow Analysis, page 119

19.   Please disclose the reasons for using the 7.0x to 11.0x earnings multiples and 2.0% to 4.0% growth rates.

Material United States Federal Income Tax Consequences of the Conversion and Merger, page 130

20.   We note your response to prior comment 81; however, we continue to believe that the disclosure should address the degree of uncertainty associated with the qualified tax opinion. Your tax advisor should assess the likelihood of an adverse decision by the Internal Revenue Service and that assessment should be disclosed. If your tax advisor is unable to assess the likelihood of an adverse decision, it appears that the uncertainty surrounding the tax opinion is relatively high. If that is the case, please tell us why your tax advisor is able to provide a "should" opinion instead of a "more likely than not" opinion. Provide similar revisions to the related risk factor on page 25.

Pro Forma Adjustments Related to the Merger, page 143

21.   We note your response to prior comment 84 and additionally note your disclosure on page 85, which indicates your belief that some APIE policyholders have a willingness to continue to insure their practice at APIE even at slightly higher premiums than less established carriers. In light of this belief about certain customers with which you currently have contractual relationships, please tell us how you reached the conclusion that valuing customer relationships was not applicable under SFAS 141. Additional reference is made to EITF 02-17.

Annex C – Draft Tax Opinion

22.   Please ensure that Deloitte Tax signs the final opinion in addition to providing its consent to filing the opinion as an exhibit to the registration statement.

Part II
Item 22. Undertakings, page II-3

23.   We note your response to prior comment 97. Please tell us why you have not included the undertakings required by Item 512(a)(5), or revise the document as previously requested.

Exhibits

24.   We have reviewed the form of counsel's opinion filed as Exhibit 5.1. The third paragraph states that the shares will be duly authorized and validly issued and are fully paid and non-assessable when "the terms of the sale of the Company Shares have been duly established in conformity with the Company's certificate of incorporation." This qualification appears to limit the opinion by assuming a legal matter that is fundamental to the question of the shares' legality and thus to the opinion itself. Please provide a revised opinion that does not include this qualification or tell us why you believe it is

appropriate. Also, please address similar language in the draft opinion of Graves Dougherty Hearon & Moody, P.C.

25.   Please provide a revised opinion of counsel for both APSG and APIC addressing the legality of their Series A Redeemable Preferred shares to be issued in the merger.

26.   Please provide a revised form of opinion of Graves Dougherty Hearon & Moody, P.C. that related to the issuance of shares by APIC, rather than APIE.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Tim LaFrey, Esq. (*via facsimile*)
        Akin Gump Strauss Hauer & Feld LLP